SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 11, 2007 with the report for the nine-month period ended on March 31, 2007 and on March 31, 2006 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 11, 2007, the Company reported its Financial Statements for the nine-month period ended on March 31, 2007 and 2006:

	03/31/07	03/31/06
Ordinary Period Result
(nine-month period): profit	53,266,284	32,549,510
Extraordinary Period Result
(nine-month period): profit—lose	—	—
Period Profit	53,266,284	32,549,510

Net Worth Composition:
Authorized capital	78,206,421	78,042,363
Integral adjustment of capital	84,620,909	84,620,909
Premium on shares and own shares negotiation	522,805,043	522,805,043
Technical revaluations	3,952,571	3,952,571
Reserve for new projects	57,376,529	—
Legal reserve	12,889,190	10,655,238
Retained earnings	53,266,284	94,480,959
Total Net Worth	813,116,947	794,557,083

In accordance with Article o), Section 63 of the Bolsa de Comercio de Buenos Aires rules, we inform you that, as of the closing date of the nine-month period financial statements, the Company’s Capital is of Ps. 78,206,421, divided into 782,064,214 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

❖ IRSA Inversiones y Representaciones Sociedad Anónima	48,768,669	62.4%
❖ Parque Arauco Argentina S.A.	15,258,970	19.5%
❖ Parque Arauco S.A.	5,733,855	7.3%
❖ Sociedad Inversora Int. Parque Arauco S.A.	2,118,870	2.7%
❖ Other Shareholders	6,326,057	8.1%

In addition, according to Article p), Section 63 of such rules, we inform you that in case that all our holders convert all their convertible notes, the amount of shares would increase to 223,971,650 non endorsable ordinary shares of face value Ps. 0.10 each, and with one vote each, as follows:

❖ IRSA Inversiones y Representaciones Sociedad Anónima	146,726,268	65.5%
❖ Parque Arauco Argentina S.A.	15,268,643	6.8%
❖ Parque Arauco S.A.	50,371,438	22.5%
❖ Sociedad Inversora Int. Parque Arauco S.A.	5,226,034	2.3%
❖ Other Shareholders	6,379,267	2.9%

For this calculation, the conversion price considered was 1 divided the exchange rate at the end of the period.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: May 11, 2007